CHINA CARBON GRAPHITE GROUP, INC.
c/o Xinghe Xingyong Carbon Co., Ltd.
787 Xicheng Wai
Chengguantown
Xinghe County
Inner Mongolia, China

September 8, 2011

Ms. Amanda Ravitz
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         China Carbon Graphite Group, Inc.
Post-Effective Amendment No. 2 to Form S-1
Filed August 10, 2011
File No. 333-164760

Dear Ms. Ravitz:

Reference is made to the letter dated August 26, 2011 (the “Comment Letter”) to China Carbon Graphite Group, Inc. (the “Company”), setting forth the Staff’s comment to the above-referenced registration statement filed by the Company with the SEC.  This letter sets forth the Company’s response to the Staff’s comment.

In response to the Staff’s comment, we have updated our financial statements as required by Regulation S-X Rule 8-08.

Should you have any questions, please contact Ari Edelman, Esq. at (212) 715-9341.

Sincerely,

/s/ Donghai Yu

cc:  Christopher S. Auguste, Esq.
       Bill Huo, Esq.
       Ari Edelman, Esq.